UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 16, 2023, Genius Group Limited (the “Company”), will hold its Extraordinary General Meeting (“EGM”), compliant with Singapore law to approve the following two matters as set forth in the Circular for the EGM attached hereto as an exhibit:

(1)	THE ADOPTION OF THE NEW CONSTITUTION; AND
(2)	THE PROPOSED CAPITAL REDUCTION AND DISTRIBUTION OF SHARES IN ENTREPRENEUR RESORTS LIMITED TO SHAREHOLDERS

Shareholders owning shares as of the record date of March 20, 2023 are eligible to vote at the EGM.

The EGM will be held virtually at 8 PM, Singapore time. Details of the meeting are disclosed in the press release and on the investor relations website at https://ir.geniusgroup.net/news-events/events-presentations Attached hereto as Exhibit 99.1 is an Officering Circular and Notice of Extra Ordinary General Meeting of Shareholders and Proxy Form. Attached hereto as Exhibit 99.2 is a Form of New Constitution. Attached hereto as Exhibit 99.3 is a Proxy Card in connection with the EGM. Attached hereto as Exhibit 99.4 is the press release in connection with the EGM.

The Circular for the EGM, dated April 12, 2023, together with the Notice of Extraordinary General Meeting and the accompanying Proxy Form, has been made available on the Company’s website at the URL https://ir.geniusgroup.net/, as well as being attached to this Current Report as exhibits. Physical copies of the Circular, the Notice of EGM and the Proxy Form will be mailed to all Shareholders (as defined therein). However, physical copies of the form of the New Constitution, also attached hereto will not be mailed to Shareholders.

NOTE: This Current Report is only a brief summary of the terms of the EGM which is fully described in the Circular attached hereto as an exhibit and is fully qualified thereby, and with respect to any differences, the Circular and any amendments thereto supercede any description herein. All shareholders and others are strongly encouraged to review the Circular and other exhibits for a complete description of the EGM and matters being presented to a vote of Shareholders.

EXHIBITS

99.1	Offering Circular dated April 12, 2023
99.2	Form of New Constitution
99.3	Proxy Card
99.4	Press Release dated April 12, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: April 12, 2023

	By:	/s/ Roger James Hamilton
	Name:	Roger James Hamilton
	Title:	Chief Executive Officer and Chairman
(Principal Executive Officer)